UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Aspira Women's Health Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

04537Y109
(CUSIP Number)

Tino Hans Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2021 & November 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 04537Y109		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Tino Hans Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,829,019

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,829,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,829,019

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. This percentage is based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Tino Hans Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,829,019

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,829,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,829,019

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This percentage is based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 4 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, Amendment No. 10 filed on July 2, 2019, Amendment No. 11 filed on June 12, 2020, and Amendment No. 12 filed on July 6, 2020 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 29, 2021, a gift of 567,981 Shares was completed by the Descendants Trust, for which Tino Schuler serves as co-trustee, to Schuler Grandchildren LLC.  On December 17, 2021, a gift of 567,980 Shares was completed by the Grandchildren Trust, for which Tino Schuler serves as co-trustee, to Schuler Grandchildren LLC.  Subsequent to these gifts, each of the Descendants Trust and Grandchildren Trust no longer own any Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Tino Schuler may be deemed to beneficially own 4,829,019 Shares, representing approximately 4.3% of the Shares outstanding. This amount consists of 4,829,019 Shares held by the Tino Trust.

As of the date hereof, the Tino Trust may be deemed to beneficially own 4,829,019 Shares, representing approximately 4.3% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

As sole trustee of the Tino Trust, Tino Schuler and the Tino Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Tino Trust.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 5 of 6 Pages

(c)  The response to Item 4 of this Amendment No. 13 is incorporated by reference.  In addition, the following Shares were sold by the Reporting Persons over the past 60 days before the August 18, 2021 Event Date of this Amendment No. 13, in the open market through a broker:

Name	Date	Quantity Sold	Price
Tino Trust	06/24/2021	42,641	$5.8620 (1)
Tino Trust	06/25/2021	23,144	$5.7715 (2)
Tino Trust	06/28/2021	37,135	$5.7438 (3)
Tino Trust	06/29/2021	1,400	$5.7685 (4)
Tino Trust	07/29/2021	67,878	$4.5327
Tino Trust	07/30/2021	27,802	$4.4849
Tino Trust	08/04/2021	58,673	$4.378
Tino Trust	08/05/2021	141,327	$4.3954
Tino Trust	08/09/2021	16,019	$4.4965
Tino Trust	08/10/2021	54,019	$4.2821
Tino Trust	08/11/2021	189,150	$4.0265
Tino Trust	08/12/2021	145,812	$4.0253
Tino Trust	08/13/2021	59,432	$4.01
Tino Trust	08/16/2021	16,800	$3.9727
Tino Trust	08/17/2021	18,768	$3.751
Tino Trust	08/18/2021	45,166	$3.6943
(1)
This price is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $5.85 to $5.875, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in footnotes (1) – (4).

(2)	This price is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $5.715 to $5.86, inclusive.

(3)	This price is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $5.7183 to $5.8533, inclusive.

(4)	This price is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $5.7193 to $5.83, inclusive.

(e) As of November 29, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tino Hans Schuler
/s/ Tino Hans Schuler

Tino Hans Schuler Trust
/s/ Tino Hans Schuler
Name: Tino Hans Schuler Title: Trustee

December 30, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).